Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

June 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Loomis All Cap Growth Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on May 29, 2018, with regard to Post-Effective Amendment No. 232 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on April 13, 2018, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act") in order to include disclosure regarding intermediary-specific sales load variations in the Fund's prospectus.  On the same day, the Registrant also submitted a request for permission to file post-effective amendments to the Registrant's registration statement pursuant to Rule 485(b)(1)(vii) for all series of the Registrant ("Replicate Filings").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into the Replicate Filings made pursuant to Rule 485(b)(1)(vii) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary

1.
Comment: If appropriate, disclose in the fee table that the Fund may be charged an administrative services fee of up to 0.25%.  Include the administrative services fee as a subcaption under "Other Expenses."

Response: The Registrant respectfully declines the comment as there is no requirement in Item 3 that requires a Fund to include subcaptions.  Instruction 3(c)(iii) is clearly permissive rather than compulsory in terms of the subcaptions to Other Expenses.  Form N-1A states that "[t]he Fund may subdivide this caption into no more than three subcaptions that identify the largest expenses . . . ." (emphasis added).

2.
Comment: Footnote 1 to the fee table states that "Other Expenses" is based on estimated amounts for the current fiscal year.  Please supplementally explain why estimating "Other Expenses" is appropriate in this case.  In the alternative, delete footnote 1 and revise "Other Expenses" so that the percentages are based on amounts incurred during the Fund's most recent fiscal year.

Response: The Fund is a "New Fund" according to Instruction 6 to Item 3 of Form N-1A (i.e., the Fund's financial statements for its initial fiscal year include operating results for only five months: June 1, 2017 through October 31, 2017).  Instruction 6(a) requires that, for New Funds, "Other Expenses" be based on estimated amounts for the current fiscal year.   Accordingly, the disclosure included in footnote 1 to the fee table is appropriate.

3.
Comment: In the expense example table, recalculate the 3-, 5-, and 10-year values for Class A, Class R6, and Institutional Service Class shares.  According to Staff calculations, the current numbers appear to be incorrect.

Response: The Registrant has updated the expense example table as requested.

Risks of Investing in the Funds

4.	Comment: Under "smaller company risk," define "micro-cap companies" or include a reference to where such definition may be found.

Response: The Registrant respectfully declines the comment.  The reference to "micro-cap companies" in the Item 9 "smaller company risk" disclosure is meant to address the investment strategy of the Nationwide Bailard Cognitive Value Fund (the "Cognitive Value Fund") (another series of the Registrant).  A definition of "micro-cap companies" already appears in both the Item 4 and Item 9 principle investment strategies disclosure for the Cognitive Value Fund.

U.S. Securities and Exchange Commission

Because the Amendment included only a standalone Prospectus for the Fund, this definition of "micro-cap companies" was absent.  As described above, the 485(b) filing will include the full Prospectus for all Nationwide Equity Funds, and as such, the definition of "micro-cap companies" will appear in the principal investment strategies disclosure for the Cognitive Value Fund.

5.
Comment: The disclosure under "foreign securities risk" includes a section for depositary receipts.  If the Fund's strategy to invest in foreign securities requires the Fund to invest significantly in depositary receipts, please include this strategy in the Item 4 and Item 9 disclosure.

Response: The Registrant notes that the disclosure already states that the Fund may invest in foreign securities.  Depositary receipts are a subset of foreign securities and are therefore implicitly included as a principal investment strategy.  The Registrant respectfully declines to list investments in depositary receipts as a separate strategy from investments in foreign securities.

Investing with Nationwide Funds

6.	Comment: Consider including all sales load variation disclosure in an appendix to the Prospectus, as permitted by IM Guidance Update No. 2016-06 (Dec. 2016).

Response: The Registrant has considered including the sales load variation disclosures in an appendix to the Prospectus.  The Registrant has determined to maintain the disclosures in the Prospectus for now but may determine to utilize an appendix at a future time.

7.
Comment: Consider standardizing the presentation of Class A sales load waivers in this section so as to enable investors to better compare the sales load waivers offered generally and through various intermediaries.

Response:  The Registrant respectfully submits that the current presentation best enables investors to understand the sales load waivers available generally and through the intermediaries referenced.  We note that the intermediaries require funds to include the same disclosures regarding their respective waivers so that investors are not confused with different disclosures for different funds.

8.	Comment: Remove references in this section to those share classes that are not offered by the Fund.

Response: The Amendment included only a standalone Prospectus for the Fund.  As described above, in the 485(b) filing, the Prospectus will be rolled into a single book with other series of the Registrant, pursuant to which all of the referenced share classes will be offered.  Accordingly, the Registrant respectfully declines to remove the disclosure.

U.S. Securities and Exchange Commission

9.
Comment: Under "Waiver of Class A Sales Charges," revise the disclosure in the sixth bullet point to clearly state the group of investors eligible for such waivers.  Specifically, identify the "unaffiliated brokerage firms" that have agreements with the Distributor to waive sales charges.

Response: The Registrant has deleted this disclosure.

10.	Comment: Revise the first bullet point on page 12 as follows:

● shares of the same fund purchased through reinvestment of dividends and capital gains distributions ~~when purchasing shares of the same fund~~.

Response: The Registrant respectfully declines the comment as the current disclosure conveys the same information.  In addition, as noted above, the intermediaries require disclosures regarding the waivers available through their programs to be uniform across fund complexes to avoid confusion to investors.  Accordingly, since the Staff's proposed revision and the current disclosure are not materially different, we respectfully decline the comment.

11.
Comment: Under "Letter of Intent discount," the disclosure states that additional sales charges may be due if the Letter of Intent is not fulfilled.  Supplementally clarify how this additional sales charge is calculated.

Response: The "Letter of Intent discount" paragraph has been revised as follows:

Letter of Intent discount. If you declare in writing that you or a group of family members living at the same address intend to purchase at least $50,000 in Class A shares (except the Nationwide Government Money Market Fund) during a 13-month period, your sales charge is based on the total amount you intend to invest. You also can combine your purchase of Class A shares with your purchase of Class C shares of another Nationwide Fund to fulfill your Letter of Intent. You are not legally required to complete the purchases indicated in your Letter of Intent. If you do not fulfill your Letter of Intent, additional sales charges may be due and shares in your account would be liquidated to cover those sales charges. These additional sales charges would be equal to any applicable front-end sales charges that would have been paid on the shares already purchased, had there been no Letter of Intent.

U.S. Securities and Exchange Commission

12.
Comment: The disclosure under "Reduction of Class A Sales Charges for Fund Shares Purchased through Merrill Lynch" states that eligible fund family assets not held at Merrill Lynch may be included in the ROA or Letter of Intent calculation "only if the shareholder notifies his or her financial advisor about such assets."  Add disclosure indicating when the financial advisor must be notified about such assets.

Response: The follow disclosure has been added to the last sentence:

Eligible fund family assets not held at Merrill Lynch may be included in the ROA or Letter of Intent calculation only if the shareholder notifies his or her financial advisor about such assets prior to purchase.

13.
Comment: Under "Purchasing Class A Shares without a Sales Charge," add disclosure explaining how an investor can determine whether a "finder's fee" is paid by the Distributor to the investor's financial advisor or intermediary.

Response: The Registrant respectfully declines the comment.  The Prospectus already includes clear disclosure in the preamble to the "Investing with Nationwide Funds" section that "Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred (backend) sales charge ('CDSC') waivers."  The Prospectus also states, "Your financial intermediary can help you to decide which share class is best suited to your needs."  The existing disclosures clearly states that the investor should communicate with their intermediary or financial advisor regarding front-end sales load waivers and the circumstances under which a CDSC would apply.

14.	Comment: Under "Eagle Class Shares," add disclosure to indicate whether financial intermediaries may charge commissions.

Response: Please note that the preamble to the "Investing with Nationwide Funds" section already includes the following disclosure: "In addition to the sales charges and fees discussed in this section, your financial intermediary also may charge you a fee when you purchase or redeem a Fund's shares."

15.
Comment: The disclosure under "Eagle Class Shares" states that such shares are subject to a maximum administrative services fee of 0.10%.  Add disclosure identifying how the fee is calculated (i.e., state that the maximum fee is 0.10% of the Fund's net assets).

Response: The requested disclosure has been added.

U.S. Securities and Exchange Commission

16.
Comment: Supplementally explain under what circumstances it would be more appropriate for an investor to purchase Institutional Service Class shares than Eagle Class shares, given that both Institutional Service Class and Eagle Class shares are sold without a sales charge, neither are subject to Rule 12b-1 fees, and Institutional Service Class shares are subject to a  higher maximum administrative services fee than Eagle Class shares.

Response: Institutional Service Class shares and Eagle class shares are sold by different intermediaries, and therefore, each are subject to different levels of administrative services fees.  It is up to the shareholder to determine which share class is most suitable for her needs, based on reading the "Investing in Nationwide Funds" section of the prospectus and speaking with her financial advisor.  The Registrant does not determine which share classes are suitable for different investors.

17.	Comment: On page 17, define the term "NAV" at its first use.

Response: The requested disclosure has been added.

18.	Comment: In the first full paragraph on page 20, please add disclosure to provide context for the reference to Class D shares, as this is the only time such shares are mentioned in the Prospectus.

Response: As of July 31, 2012 Class D shares were re-designated as either Institutional Service Class or Class R6 shares. The referenced disclosure is only intended for those investors who purchased Class D shares before the re-designation.  A more detailed description of Class D shares would not be relevant to such investors.  Accordingly, the Registrant respectfully declines to add the requested disclosure.

19.	Comment: Under "Selling Shares" on page 20, delete the reference to redemption fees or explain its inclusion here.

Response: The reference to redemption fees has been deleted.

20.	Comment: Add disclosure to the last paragraph on page 20 explaining that redemptions in-kind may subject redeeming shareholders to taxes and brokerage fees.

Response: The following disclosure has been added to the end of the last paragraph on page 20: "If a shareholder receives securities in a redemption in-kind, the shareholder may incur brokerage costs, taxes, or other expenses in converting the securities to cash."

Statement of Additional Information

U.S. Securities and Exchange Commission

Additional Information on Portfolio Investments, Strategies and Investment Policies

21.	Comment: On page 2, add the Fund to the list of Equity Funds.

Response: The Fund has been added to the list of Equity Funds.

22.	Comment: Under "Investments in Emerging Markets" on page 22, please include the criteria for determining whether an investment in a non-U.S. market is an emerging market investment.

Response:  The Registrant respectfully declines to add the requested disclosure. The existing disclosure already states that emerging market countries "are developing and low- or middle-income countries" and that such countries "may be found in regions such as Asia, Latin America, Eastern Europe, the Middle East and Africa."

23.	Comment: Add disclosure to this section stating how a portfolio manager categorizes investments as emerging market instruments versus frontier market instruments.

Response:  The Registrant respectfully declines to add the requested disclosure. The existing disclosure states that frontier market countries "generally have smaller economies and less developed capital markets than traditional emerging markets" with economies that "are less correlated to global economic cycles."  The existing disclosure adequately informs investors when an investment would be categorized as an "emerging market" instrument versus a "frontier market" instrument.

Investment Advisory and Other Services

24.	Comment: Under "Distributor" and before the chart on page 87 and again on page 88, explain in plain English the terms "reallowances" and "reallows" as it applies to NFD.

Response: The Registrant respectfully declines the comment.  The plain English requirement only applies to the Prospectus.  Nonetheless, the Registrant submits that the meanings of the terms "reallowances" and "reallows" are evident by the charts themselves.

25.	Comment: On page 94, include the name and address of the Independent Registered Public Accounting Firm.

Response: The Registrant has added the requested disclosure.

U.S. Securities and Exchange Commission

Brokerage Allocation

26.
Comment: Delete the phrase "however, the Funds have not independently verified it" from footnote 1 to the table on page 96.  The Registrant is responsible for the accuracy of all information in the registration statement.

Response:  The Registrant respectfully declines to take the comment.  The footnote makes it clear that the information provided (the dollar amount of directed brokerage by subadvisers to brokers because of research services provided) is not based on the Registrant's own factual findings, but rather on statements from the Funds' subadvisers, and that the Registrant believes the sources of the information, and the information itself, to be reliable. Given their limited resources, it would be unreasonable for a Fund or the Adviser to independently verify the total dollar amounts of each subadviser's directed brokerage.

27.	Comment: If applicable, add information regarding the Fund's investments in securities of its regular broker-dealers to the table beginning on page 97, or confirm that there are no such investments.

Response: The Registrant confirms that the Fund did not have any such investments.

Additional Information on Purchases and Sales

28.	Comment: Under "Class A Sales Charges," add a table listing such charges for the Fund, or confirm that the Fund's charges are included under "Class A Shares of the Equity Funds."

Response: The Class A sales charges for the Fund are included in the chart titled "Class A Shares of the Equity Funds."

Major Shareholders

29.	Comment: In the Fund's 485(b) filing, add the applicable information regarding the Fund's major shareholders as defined in this section.

Response: The requested disclosure has been added.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire